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                                                                Exhibit (a)(118)

Memo:             PeopleSoft Employees

From:             Dave Duffield

Date:             October 18, 2004

SUBJECT:          I'm here for the long run


It's been two weeks since the Board of Directors asked that I return to PeopleSoft as CEO and Aneel return as Vice Chairman to invigorate our product strategy.

Some of the press reports speculated that I'm here merely to facilitate a sale to Oracle. I've also heard the same question from lots of employees, especially the people who don't know me that well.

The honest answer is: "I'm not here to sell. Rather, I'm here to buy."

My wife Cheryl and I are shopping for a home near our Pleasanton headquarters. We've got to sort through some issues like the kids' schools and the like. But we're hoping to close on our new home before the end of the month.

I feel Kevin Parker did a great job of addressing head-on the issue of selling PeopleSoft to Oracle during our Town Hall webcasts last Wednesday. In case you weren't able to attend one, I'd like to summarize what he said (and we both believe). The best way for us to prevent a sale to Oracle is to show the board and our shareholders that we can deliver greater long-term value to our shareholders. To do that, we have to do a few things. First we must deliver a strong Q4. At the same time we must shape and communicate a long-term, compelling vision for PeopleSoft. Then we must execute on that vision with the highest level of energy that all 11,000 of us can deliver. We'll be enhancing current products, building new ones, entering new markets, selling and supporting our world-class product offerings, and delivering outrageous customer service, a term that has been synonymous with PeopleSoft.

I want you to know that I myself have been energized through meeting thousands of our employees in Pleasanton and Denver. You've told me you're also ready for the challenge.

When you asked me at the Town Hall meetings what PeopleSoft's top short-term priorities are, I answered: Helping Phil Wilmington and his global field organization deliver a strong Q4 and helping Kevin Parker manage our costs as carefully as possible. We'll do that with our focused energy, our soon-to-be announced 5-year vision, and our re-dedication to customers.

So, back to the main topic. I didn't come back here to sell to Oracle. Rather, I'm here to beat Oracle in the marketplace, increase our revenues, re-energize our employees, and deliver greater long-term value to our shareholders. I know I can count on you to help me do just that.


Dave


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